United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Merck & Co., Inc.

Name of persons relying on exemption: Boston Common Asset Management

Address of persons relying on exemption: 200 State Street, 7th Floor Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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Boston Common Asset Management urges Merck & Co, Inc. shareholders to VOTE FOR ITEM 7 to improve transparency and accountability in corporate electoral spending, including the indirect political spending that is the subject of this proposal.

The resolved clause states:

The shareholders of Merck & Co., Inc. (“Merck” or “Company”) ask the Company to adopt a policy requiring that any trade association, social welfare organization, or organization organized and operated primarily to engage in political activities that seeks financial support from Merck agree to report to, at least annually, the organization’s expenditures for political activities, including the amount spent and the recipient, and that each such report be posted on Merck’s website.

For purposes of this proposal, “political activities” are (i) influencing or attempting to influence the selection, nomination, election, or appointment of any individual to a public office; or (ii) supporting a party, committee, association, fund, or other organization organized and operated primarily for the purpose of directly or indirectly accepting contributions or making expenditures to engage in the activities described in (i). This proposal does not encompass lobbying spending.

For the following reasons, we believe Merck should adopt a policy to improve its transparency and accountability in corporate electoral spending

⁃	Misaligned or non-transparent funding creates reputational risk that can harm shareholder value.

⁃	The SEC has determined it is within the Company’s power to implement the Proposal.

-	The policy requested is not overly burdensome. Contrary to the Company’s contentions, it applies only to organizations that "operate primarily to engage in political activities,” and disclosure is not necessary if the Company chooses not to contribute to an organization.

Misaligned or non-transparent funding creates reputational risk that can harm shareholder value

Contributions to third-party groups can embroil companies in scandal. As described by Bruce Freed, co-founder of the Center for Political Accountability, a Company could “give to a third-party group but then lose track or lose control of where the money goes, yet it will be associated with the consequences, with the outcomes and the recipient. And that can have very significant reputational risks and bottom-line risk.”1 The risks of incongruent political spending have been well documented, with a 2020 report by the Center for Political Accountability citing examples such as: corporations that have publicly demanded racial equality while making contributions to groups and candidates that promote racial gerrymandering; corporations that purport to be concerned about climate change while donating to groups that challenge the EPA’s clean-power plan; and corporations that claim to protect LGBTQ rights while funding groups that helped elect supporters of the 2016 “bathroom bill,” which abolished certain antidiscrimination protections for gender identity.2

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1 https://news.bloomberglaw.com/esg/companies-face-proxy-heat-on-political-spending-after-dobbs

2 https://hbr.org/2022/01/corporate-political-spending-is-bad-business; see also, https://politicalaccountability.net/hifi/files/Conflicted-Consequences.pdf

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In 2016, North Carolina prohibited local governments from adopting LGBTQ protections, after the City of Charlotte expanded its antidiscrimination law to cover gender identity.3 Companies that had donated to the Republican State Leadership Committee (“RSLC”), which helped Republicans take control of North Carolina’s legislature, or to trade associations and other organizations that in turn donated to the RSLC, came under scrutiny. More than 30 companies that had provided financial support to the RSLC signed a letter to North Carolina’s governor opposing the law, with several publicly stating that the law conflicted with their own corporate policies and values.4

Our Company is not immune to these risks. As the Proposal notes, our Company has contributed $1.3 million in corporate funds to third- party groups dating to the 2020 election cycle. Beneficiaries of this spending have been tied to attacks on voting rights, which we believe run counter to Merck’s stated values. Further, in 2021, our Company contributed the highest amongst pharmaceutical companies to the "Sedition Caucus," the 147 lawmakers who voted against the election results, after previously stating it would cut off campaign funding to those in Congress who voted against certifying the 2020 election results.5

Therefore, we believe it is within the Company’s and shareholders’ best interests to mitigate these potential reputational risks with the disclosures requested by the Proposal.

The SEC has determined it is within the Company’s power to implement the proposal

The Company contended in a no action request to the SEC that it “has no power to direct or mandate that third-party organizations seeking financial support agree… to provide annual disclosures to the Company…”

However, the SEC recently rejected the Company’s no action request, finding “the Company does not lack the power or authority to implement the Proposal.”6

The proponent had argued in response to the no action request that no person or entity’s action beyond that of the Company would be necessary to implement the Proposal. If a political entity declined to provide the requested data, the Company could simply elect not to fund them, and no further action would be required. Implementation is therefore within the Company’s power because the only requested action in the Proposal is action by the Company, not by third parties.

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3 https://www.npr.org/sections/thetwo-way/2016/03/24/471700323/north-carolina-passes-law-blocking-measures-to-protect-lgbt-people

4 https://www.huffpost.com/entry/corporations-lgbt-north-carolina n 5720f5f4e4b0b49df6a9d76d; for additional examples, see https://www.politicalaccountability.net/wp-content/uploads/2021/08/Conflicted-Consequences.pdf, at 5.

5 https://www.fiercepharma.com/pharma/merck-pfizer-lilly-and-j-j-among-companies-quickly-restored-funding-to-legislators-who

6 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/bcammerck032823-14a8.pdf

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By stating in its Opposition Statement that it has no power to implement the proposal, the Company relies on an argument that was found to have no basis by the SEC Division of Corporation Finance, since the SEC has determined it is within the Company’s power to implement the Proposal.

The policy is not overly burdensome, as disclosure applies only to organizations that "operate primarily to engage in political activities,” and is not necessary if the Company chooses not to contribute to an organization

We believe implementation of the proposal would demonstrate the Company’s commitment to robust risk management and responsible civic engagement.

The Company states in its Opposition Statement that “the Requested Policy would apply even to organizations that seek a relationship with the Company that is unrelated to the Company’s political activity (and where the sought form of financial support is not political in nature).”

However, the Proposal makes clear that the requested disclosure is limited to organizations that "operate primarily to engage in political activities,” and not any organizations that seek financial support, as suggested in the Company’s Opposition Statement.

The Proposal clearly enumerates the political entities Merck would need to ask to provide information on political activities pursuant to the policy: (1) trade associations, (2) social welfare organizations, and (3) other organizations organized and operated primarily to engage in political activities.

Social welfare organizations are non-profit groups that are exempt from taxation under section 501(c)(4) of the Internal Revenue Code and, unlike non-profits whose tax exemption stems from Section 501(c)(3),7 are permitted to engage in unlimited lobbying.8 Finally, other organizations only qualify as Political Entities if engaging in politics is their primary purpose. Community groups and individuals without the primary purpose of engaging in politics, then, would not be asked to provide information on political activities as a condition of seeking funding from Merck.

The Proposal is explicitly concerned with transparency and accountability in corporate electoral spending, including indirect political spending. As discussed, there are risks to the Company when it gives money to organizations that then spend that money on behalf of candidates and political causes that the Company might not otherwise support. The Proposal does not apply to financial support which is not related to political expenditures. Therefore, the Company’s stated concern regarding the scope of the Proposal including organizations which seek relationships or financial support not related to political activities is unfounded.

The Company further contends in its Opposition Statement that it “would be required to both request and then compel disclosure from third parties to whom it may choose not to contribute and with whom it may not have any relationship whatsoever…”

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7 https://www.boardeffect.com/blog/501c3-vs-501c4-vs-501c6/

8 https://charitylawyerblog.com/2010/09/29/social-welfare-organization/

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However, it is clear from the language of the Proposal that disclosure is a condition of contribution and is not necessary if the Company chooses not to contribute.

This disclosure request from the Company will serve as an important risk management screening, as the Conference Board notes, an organization that refuses to provide regular reports about its activities “is a red flag.”9

Conclusion:

It is well documented that misaligned or non-transparent funding creates reputational risk that can harm shareholder value. We concur with the SEC that it is within the Company’s power to implement the proposal, and doing so would not be overly burdensome to the Company.

Thus, to support shareholder value and proper risk management, we urge our fellow investors to support this Proposal.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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9 https://www.conference-board.org/press/Corporate-Political-Activity-ESG-2022

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